Filed by Smith International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934, as amended
Subject Company: W-H Energy Services, Inc.
(Commission File No. 001-31346)
On Tuesday, June 3, 2008, Smith International, Inc. used the following materials in connection with a presentation to certain of its employees:
MEMORANDUM
June 3, 2008
Manager’s Meeting Talking Points
•	Attached memos
•	Employee Memo

•	Press Release
GENERAL
•	On June 3, 2008, the Boards of Smith International, Inc. and W-H Energy Services entered into an agreement to combine the two companies, resulting in a combined company with revenues of approximately $10.2 billion and over 24 thousand employees in more than 70 countries. Under the terms of the agreement, Smith will purchase each share of W-H Energy stock for $56.10 in cash and 0.48 shares of Smith common stock. The current value of the combined cash and stock is approximately $93.55. Based on yesterday’s closing Smith share price, the transaction is valued at $93.55 per W-H Energy share and results in a total transaction value of approximately $3.2 billion.

•	This merger has been agreed upon by both Smith and W-H Energy management teams and Boards of Directors.

•	This is an exciting transaction that is expected to capitalize on the strengths of both companies and create a combined company that is expected to be well positioned in many of its product lines and poised for exceptional growth.

•	Strategically, the transaction is expected to place the combined company in a better position to succeed as our industry changes. As one company, Smith and W-H Energy can capitalize on these trends and better serve our customers.

•	The transaction will not be completed until we have all shareholder, legal and regulatory approvals, which is expected to occur in the third quarter of 2008.
NEXT STEPS
•	An Integration team comprised of senior management from each organization will meet to develop an integration plan.

•	Selection and education of various implementation teams across both companies by senior management.

•	Company structure will be communicated to management and then to the rest of the employees.

     The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Smith. At the time the exchange offer is commenced, Smith, through a wholly owned subsidiary, intends to file a Tender Offer Statement on Schedule TO containing an offer to exchange, form of letters of election and transmittal and other documents relating to the exchange offer, and W-H Energy intends to file a solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer. These documents will contain important information about the exchange offer that should be read carefully before any decision is made with respect to the exchange offer. These materials will be made available to the shareholders of W-H Energy at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.whes.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Smith or W-H Energy with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Certain comments contained herein are forward-looking in nature and are intended to constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effects on future operating results, the expected closing date of the transaction, any other effect or benefit of the transaction and any other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. For a discussion of additional risks and uncertainties that could impact the companies’ results, review the Smith International, Inc. and the W-H Energy Services, Inc. Annual Reports on Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission. These risks and uncertainties include the satisfaction of the conditions to consummate the proposed acquisition, general economic and business conditions, the ability to achieve synergies following completion of the proposed acquisition, the impact of intense competition, global economic growth and activity, the level of oil and natural gas exploration and development activities, political stability of oil-producing countries, finding and development costs of operations, decline and depletion rates for oil and natural gas wells, seasonal weather conditions, industry conditions, changes in laws or regulations and other factors and uncertainties discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.

MEMORANDUM
June 3, 2008

TO:	All Employees

FROM:	Doug Rock
On June 3, 2008, Smith International and W-H Energy Services entered into an agreement to combine the two companies, resulting in a combined company with revenues of approximately $10.2 billion and 24 thousand employees in more than 70 countries. Under the terms of the agreement, Smith will purchase each share of W-H Energy stock for $56.10 in cash and 0.48 shares of Smith common stock. Based on yesterday’s closing Smith share price, the transaction is valued at $93.55 per W-H Energy share and results in a total transaction value of approximately $3.2 billion.
This is an exciting merger that is expected to capitalize on the strengths of both company’s leadership positions in drilling and completions and offer opportunities for exceptional growth and technological development.
With this new team, we expect to achieve even greater success for the combined company and its employees. Smith International and W-H Energy greatly value our employees’ contributions and know that you are the key to the success of our new combined company. We expect new opportunities for you across more product lines, markets and geographies. The success of the proposed merger will be dependent on your continued efforts and dedication.
This strategic merger will bring together the expertise of both companies, and is expected to strengthen both and better position us to succeed as our industry continues to evolve:
•	Oil and gas drilling is increasingly complex, relying more and more on advanced technology. Technical improvements in directional and horizontal drilling have created rapid growth worldwide in these drilling methods;

•	Operators are dedicating more resources to increase or maintain production from existing wells; and,

•	National oil companies and other operators around the world are creating exciting opportunities as our business and theirs continues to become more global.
As one company, Smith International and W-H Energy are expected to be positioned to capitalize on these trends and better serve our customers.
The transaction will not be completed until we have all shareholder, legal and regulatory approvals, which is expected to occur in the third quarter of 2008. In the meantime, the management of both companies will work together on an integration plan that will position us for the growth opportunities that lie ahead.
     The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Smith. At the time the exchange offer is commenced, Smith, through a wholly owned subsidiary, intends to file a Tender Offer Statement on Schedule TO containing an offer to exchange, form of letters of election and transmittal and other documents relating to the exchange offer, and W-H Energy intends to file a solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer. These documents will contain important information about the exchange offer that should be read carefully before any decision is made with respect to the exchange offer. These materials will be made available to the shareholders of W-H Energy at no expense to them.

Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.whes.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Smith or W-H Energy with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Certain comments contained herein are forward-looking in nature and are intended to constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effects on future operating results, the expected closing date of the transaction, any other effect or benefit of the transaction and any other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. For a discussion of additional risks and uncertainties that could impact the companies’ results, review the Smith International, Inc. and the W-H Energy Services, Inc. Annual Reports on Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission. These risks and uncertainties include the satisfaction of the conditions to consummate the proposed acquisition, general economic and business conditions, the ability to achieve synergies following completion of the proposed acquisition, the impact of intense competition, global economic growth and activity, the level of oil and natural gas exploration and development activities, political stability of oil-producing countries, finding and development costs of operations, decline and depletion rates for oil and natural gas wells, seasonal weather conditions, industry conditions, changes in laws or regulations and other factors and uncertainties discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.